Exhibit 99.(h)(3)

Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, New York 10022

As of May 15, 2012

Avenue Mutual Funds Trust
399 Park Avenue, 6th Floor
New York, New York 10022

Re:          Letter Agreement

Ladies and Gentlemen:

Avenue Capital Management II, L.P. (the “Adviser”), intending to be legally bound, hereby confirms its agreement as follows in respect of Avenue Credit Strategies Fund (the “Fund”), a series of Avenue Mutual Funds Trust (the “Trust”):

1.             Expense Limitation.  For the period from the effective date of that certain Investment Advisory Agreement (the “Advisory Agreement”), between the Trust, on behalf of its series, including the Fund, and the Adviser, through and including May 31, 2013 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will pay, absorb or reimburse the ordinary “Other Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-1A) of the Fund, to the extent necessary to limit, for any fiscal year, the Fund’s “Total Annual Fund Operating Expenses After Expense Reimbursement” (as such term is used in the requirements with respect to Fee Table set forth in Form N-1A) to 1.75% of the Fund’s average daily net assets attributable to the Fund’s Investor Class shares and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Institutional Class shares (the “Expense Limitation”).  In any month, the Adviser shall reimburse the Fund for Other Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Other Expenses over such Expense Limitation.  For purposes of this letter agreement, the Fund’s average daily net assets attributable to the Fund’s Investor Class shares and Institutional Class shares will be determined in a manner consistent with the Advisory Agreement or, if different, the requirements of Form N-1A with respect to the calculation of Other Expenses.

2.             Specified Expenses.  The Expense Limitation applies only to the Fund’s Other Expenses other than (i) interest, taxes, brokerage commissions, and expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) portfolio transaction and investment related expenses (including, but not limited to, dividend expenses and interest expense relating to short sales of securities); and (iii) extraordinary expenses not incurred in the ordinary course of the Fund’s business.

3.             Term.  This letter agreement will remain in effect throughout the Limitation Period, unless terminated by either party upon thirty (30) days written notice to the other party, provided that this Agreement may not be so terminated by the Adviser prior to June 1, 2013.  This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms.  Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period.  This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.             Excess Expenses.  In consideration of the Adviser’s agreement to limit the Fund’s Other Expenses as provided herein, the Fund agrees to carry forward the amount of Other Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the date on which such expense is incurred by the Adviser (“Excess Other Expenses”) and to reimburse the Adviser in the amount of such Excess Other Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Other Expenses for the fiscal year in which such month occurs to exceed the Expense Limitation.  For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Other Expenses, the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of (i) the amount by which the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation and (ii) the amount of reimbursements for Excess Other Expenses paid by the Fund to the Adviser in such fiscal year.  Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.             Entire Agreement; Amendment.  This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.             Construction and Forum.  This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles.  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.             Counterparts.  This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.             Severability.  If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

AVENUE CAPITAL MANAGEMENT II, L.P.

	By:	Avenue Capital Management II GenPar, LLC,
as general partner

By:
Name: Sonia E. Gardner
Title: Member

Accepted and Agreed:

AVENUE MUTUAL FUNDS TRUST
on behalf of its series,
Avenue Credit Strategies Fund

By:
Name: Robert Ollwerther
Title: Treasurer & Chief Financial Officer

3